

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2018

David Kalergis
Chief Executive Officer
Diffusion Pharmaceuticals Inc.
1317 Carlton Avenue, Suite 200
Charlottesville, VA 22902

Re: Diffusion Pharmaceuticals Inc.
Registration Statement on Form S-3
Filed February 6, 2018
File No. 333-222879

Dear Mr. Kalergis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: David Rosenthal